Exhibit 99.1

NOTICE TO THE MARKET

GERDAU S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) announces that the Gerdau Group concluded yesterday the acquisition of an additional interest of 49.1% in the total capital of Cleary Holdings Corp., which holds controlling interests in metallurgical coke production units and coking coal reserves in Colombia.

The company has annual metallurgical coke production capacity of 1.0 million tonnes and estimated coking coal reserves of 20 million tonnes. Its total production is currently allocated to the export market.

The amount to be disbursed to acquire the 49.1% interest in Cleary Holdings Corp. is US$ 57 million and this additional stake will increase Gerdau’s interest in this Company’s capital to 100%.

This acquisition is consistent with the strategy of guaranteeing the supply of coking coal or metallurgical coke for steel production at the Gerdau Group’s integrated plants using a structure based in Colombia to produce and export these inputs.

Rio de Janeiro, August 12, 2010

Osvaldo Burgos Schirmer

Executive Vice-President

Investor Relations Officer